UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Motorola Solutions, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	1-7221	36-1115800
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1303 E. Algonquin Rd., Schaumburg, Illinois	60196
(Address of principal executive offices)	(Zip code)

Michelle M. Warner 847-538-5476
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction:

Motorola Solutions, Inc. (which may be referred to as “Motorola Solutions,” the “Company,” “we,” “us,” or “our”) designs, manufactures, and sells communications infrastructure, devices, system software and applications, and provides services associated with their use. Our products and services are designed to help our government and enterprise customers improve their operations through increased effectiveness and efficiency of their mobile workforce and can be found in a wide range of workplaces, from the retail floor to the warehouse floor, and from the small town police station to the most secure government offices.

We conduct our businesses globally and manage them by product lines. Our broad lines of products are categorized into two segments, which are:

Government: The Government segment includes public safety communications systems, professional and commercial two-way communication systems, and the devices, system software and applications that are associated with these products. Service revenues included in the Government segment are primarily those associated with the design, installation, maintenance and optimization of equipment for communication systems, as well as lifecycle management solutions and a portfolio of managed system services.

Enterprise: The Enterprise segment includes rugged and enterprise-grade mobile computers and tablets, laser/imaging/radio frequency identification based data capture products, wireless local area network and integrated digital enhanced network infrastructure, software and applications that are associated with these products. Enterprise service revenues include maintenance, integration, and device and network management.

We were incorporated under the laws of the State of Delaware as the successor to an Illinois corporation, Motorola, Inc., organized in 1928. We changed our name from Motorola, Inc. to Motorola Solutions, Inc. on January 4, 2011. Our principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196.

SECTION 1 - CONFLICT MINERALS DISCLOSURES

Item 1.01 Conflict Minerals Disclosure and Report

The Company is concerned about the social and environmental conditions that have been observed in some mines that supply metals to the electronics industry known as “conflict minerals” which currently consist of the following metals: columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives. The longstanding civil war in the eastern provinces of the Democratic Republic of Congo (“DRC”) has impacted many mines that supply conflict minerals. Together with our peers, we are working to support the development and implementation of a tracking and validation system to ensure conflict minerals that originate in the DRC come from responsible sources free from association with armed conflict. For more information on our program and to view our Supplier Code of Conduct you can visit our web site at www.motorolasolutions.com/responsibility. The information contained on Motorola Solutions’ website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the Securities and Exchange Commission.

In accordance with the requirements of our Supplier Code of Conduct, Motorola Solutions has concluded that during 2013:

a)	Motorola Solutions manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products; and

b)	Based on a “reasonable country of origin inquiry” Motorola Solutions knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”).

Motorola Solutions’ reasonable country of origin inquiry (“RCOI”) employed a combination of measures to determine whether the necessary conflict minerals in Motorola Solutions products originated from the Covered Countries. Motorola Solutions’ primary means of determining country of origin of necessary conflict minerals was by conducting a supply chain survey with direct suppliers using the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”). Motorola Solutions used the smelter information from the CMRT and the various smelters’ country of origin information provided through our membership to the Conflict Free Sourcing Initiative to determine the country of origin of material that may be in our products. Additionally, Motorola Solutions’ participation with in-region sourcing programs such as Solutions for Hope (http://solutions-network.org/site-solutionsforhope/) and Conflict Free Tin Initiative (http://solutions-network.org/site-cfti/) provided additional country of origin information.

As a result of the RCOI conducted as described above, Motorola Solutions concluded that material in our products may have originated from all three of the country levels as described below:

Level 1 Country: Countries with known active ore production for tin or tantalum that are not identified as conflict regions or plausible countries of smuggling or export of tin or tantalum containing materials.

Level 2 Country: Known or plausible countries for smuggling, export out of level 3 countries, or transit of materials containing tin or tantalum. This currently includes Kenya, Mozambique, and South Africa.

Level 3 Country: The Democratic Republic of the Congo (“DRC”) and its nine adjoining countries as outlined in Section 1502 of the Dodd Frank Act. These include Angola, Burundi, Central African Republic, DRC, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. These are also commonly referred to as “covered countries” in the Dodd Frank Act Section 1502.

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available on the Company’s website at www.MotorolaSolutions.com/investor, as well as on the SEC’s EDGAR database at www.sec.gov.

Item 1.02 – Exhibits

The Motorola Solutions Conflict Minerals Report is attached to this report as Exhibit 1.02.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Exhibit 1.02	Conflict Minerals Report of Motorola Solutions, Inc. for the period January 1 to December 31, 2013, as required by Items 1.01 and 1.02 of this Form.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTOROLA SOLUTIONS, INC.
(Registrant)

Dated: June 2, 2014	By:	/s/ Gino A. Bonanotte
		Name:	Gino A. Bonanotte
		Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 1.02	Conflict Minerals Report of Motorola Solutions, Inc. for the period January 1 to December 31, 2013, as required by Items 1.01 and 1.02 of this Form.